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14046790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8-68875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Gate, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Fortunoff — (212) 905-5704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Fortunoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Gate, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATIE BROMBERG NOTARY NO. 01BR6213400 QUALIFIED IN KINGS COUNTY COMM. EXP. 11/09/2017 PUBLIC STATE OF NEW YORK

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEACON GATE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

BEACON GATE, LLC

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Beacon Gate, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Beacon Gate, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Beacon Gate, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2014

BEACON GATE, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 25,000
Special Account for the Exclusive Benefit of Customers of Beacon Gate, LLC	215,500
Due from Clearing Broker	1,200,469
Deposit with Clearing Broker	500,000
Due from other Broker	61,583
Other assets	9,561
	$ 2,012,113
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Affiliate	$ 20,419
Accounts payable and accrued liabilities	65,967
Total liabilities	86,386
Member's equity	1,925,727
	$ 2,012,113

See notes to financial statement

BEACON GATE, LLC

Notes to Financial Statement
December 31, 2013

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Beacon Gate, LLC (the "Company"), a New York limited liability company, was incorporated on October 9, 2010. On November 14, 2011, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. The Company is wholly owned by N.A. Grom, LLC (the "Parent").

As an introducing broker-dealer, the Company acts primarily as the introducing broker dealer of its affiliate, G-2 Trading, LLC. (the "Affiliate"). Additionally, the Company acts as a finder or referral agent for other unaffiliated broker-dealers.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company executes trades of its Affiliate through its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member, directly. As an introducing broker, the Company introduces the Affiliate's trading accounts, on a fully disclosed basis, to the Clearing Broker.

The Company's revenue is principally from two sources (see Notes B[2] and F).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and other adjustments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

Commission and interest income result from transactions acting as introducing broker for its Affiliate. Commission is recorded as earned on a trade-date basis. Interest income and expenses are recorded on the accrual basis.

Referral income is recorded when earned. Referral income was earned primarily from one unrelated party.

[3] Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

In accordance with SEC Rule 15c3-3, the Company maintains a special bank account for the exclusive benefit of customers of Beacon Gate, LLC ("Special Account for the Exclusive Benefit of Customers of Beacon Gate, LLC").

NOTE C - DUE FROM CLEARING BROKER

Pursuant to an agreement with the Clearing Broker, the Company is required to maintain a clearing deposit of $500,000.

The clearing and depository functions for the security transactions are provided by the Clearing Broker. For financial reporting purposes, amounts payable to the broker have been offset against amounts receivable from the broker for various items. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the customer may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer's activities by requiring its customer to maintain margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the Clearing Broker be unable to repay the account due from the Clearing Broker on the statement of financial condition.

NOTE E - INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax reporting. As such, no provision is made in the accompanying financial statement for U.S. federal, state and local taxes. The Parent is a limited liability company, taxed as a partnership and as such is not a tax paying entity. Each member of the Parent is individually responsible for its share of the Parent's income or loss for income tax purposes. However, the Parent is subject to New York City Unincorporated Business Tax, for which the Company has been allocated its share.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has a commission rebate agreement with its Affiliate.

The Company has a service agreement with the Affiliate. Pursuant to this agreement, the Affiliate made available its facilities and employees to provide administrative and brokerage services and make payments for certain direct costs. In addition, the Company has a month-to-month sublease agreement with the Affiliate.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by this rule. At December 31, 2013, the Company had net capital of $1,916,166, which was $1,666,166 in excess of its required net capital of $250,000.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.